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                          April 25, 2024

       Jodie Morrison
       Chief Executive Officer
       Q32 Bio Inc.
       830 Winter Street
       Waltham, MA 02451

                                                        Re: Q32 Bio Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 19,
2024
                                                            File No. 333-278829

       Dear Jodie Morrison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sarah Ashfaq, Esq.